Exhibit 7(d)

BALLARD SPAHR LLP

By: Adrian R. King, Jr. (PA No. 69315)

M. Norman Goldberger (PA No. 28241)

Laura E. Krabill (PA No. 76879)

Timothy D. Katsiff (PA No. 75490)

1735 Market Street, 51st Floor

Philadelphia, PA 19103-7599

215.864.8622

kinga@ballardspahr.com

Attorneys for Plaintiffs

George E. Norcross, III, Gregory B. Braca, and Philip A. Norcross,

Plaintiffs,

    vs.

Republic First Bancorp, Inc., Vernon W. Hill, II, Theodore J. Flocco, Jr., Brian Tierney, and Barry Spevak,

Defendants.

: : : : : : : : : : : : : : :	IN THE COURT OF COMMON PLEAS OF PHILADELPHIA COUNTY CASE NO. _______________________

VERIFIED COMPLAINT

Plaintiffs George E. Norcross, III (“Norcross”), Gregory B. Braca, and Philip A. Norcross, for their Verified Complaint (“Complaint”) against defendants Republic First Bancorp, Inc. (“Republic First” or the “Company”), a Pennsylvania corporation, and certain of its directors, Vernon W. Hill, II, Theodore J. Flocco, Jr., Brian Tierney, and Barry Spevak (collectively, the “Director Defendants” and, together with Republic First, the “Defendants”), by their undersigned attorneys, allege, upon personal knowledge with regard to Plaintiffs’ own acts and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1. This is an unprecedented case where four members of the board of directors (the “Board”) of a Pennsylvania company, defendant Republic First, comprising a majority of the Board’s disinterested directors, have publicly announced that the bank’s other directors—the Director Defendants—have engaged in and are engaging in fundamentally unfair transactions designed to eviscerate the voting rights of the Company’s shareholders in an effort to entrench the Company’s current chairman and Chief Executive Officer, defendant Vernon W. Hill, II (“Hill”).

2. Republic First is the holding company for Republic First Bank (“Republic Bank”). On December 9, 2021, Republic First filed a Form 8-K with the United States Securities and Exchange Commission (the “SEC”) announcing that it had received a letter from Driver Management Company LLC and certain of its affiliates (“Driver”) disclosing Driver’s intent to nominate an alternative slate of candidates as directors in connection with the Company’s 2022 annual meeting. A true and correct copy of the December 9, 2021 Form 8-K is attached as Exhibit A.

3. Since that time, Driver and the Company have filed competing press releases and SEC filings regarding Driver’s efforts to promote the election of a different slate of directors than the incumbent directors who are up for reelection at this year’s annual meeting, who include Hill. Driver has made clear that its proxy challenge, if successful, would result in ousting Hill from the Company’s board and management.

4. Rather than allowing the Company’s shareholders to freely exercise their voting rights to decide whether Hill should continue to serve as Chairman of the Board of the Company, the Director Defendants, the majority of whom have deep and long-term relationships with Hill, have taken and are continuing to take extraordinary action designed to entrench Hill in his positions at the Company and to effectively preclude shareholders from voting for directors as they see fit for fear that Hill’s ouster would cause serious harm to the Company.

5. The harm would result from Director Defendants’ efforts to entrench Hill by seeking to change the definition of “Change of Control” in the employment agreements of the Company’s entire management team to include Hill’s ouster from the Board, which, in conjunction with augmented severance payments, would incentivize management to resign and obtain severance payments if Driver’s proxy contest is successful, thereby penalizing shareholders for exercising their voting rights.

6. In particular, on March 4, 2022, four “concerned directors” of Republic First’s Board (namely, Andrew B. Cohen, Lisa Jacobs, Harry Madonna and Harris Wildstein—collectively, the “Concerned Directors”) issued an extraordinary press release (the “Press Release”) in which they warned shareholders that the Director Defendants were not independent and were engaged in an unscrupulous scheme to entrench Hill and support related party transactions on his behalf. A true and correct copy of the Press Release is attached as Exhibit B. Defendant Directors have a fiduciary duty to the Company, not to Hill.

7. The Press Release was captioned, “CONCERNED REPUBLIC FIRST BANCORP DIRECTORS OPPOSE POTENTIAL HARMFUL ACTIONS BY OTHER COMPANY BOARD MEMBERS / Urge Certain Directors Not to Pursue Self-Dealing Transactions / Approval of Executive Compensation Agreements By Certain Directors Could Jeopardize Retention of Key Executives.” Id.

8. In the Press Release, the Concerned Directors explained that they were issuing their statement “in an attempt to dissuade” the Director Defendants “from proposing or approving actions that the Concerned Directors believe would be harmful to the Company and a number of constituent groups, which might destroy shareholder value.” “Most critical[]” of these proposed transactions were revisions “to certain employment contracts that would provide significantly augmented severance payments to, and risk retention of, key executives should Mr. Hill be voted off the Company’s Board at the upcoming Annual Meeting or cease to serve as CEO.” Id.

9. Alarmingly, the Concerned Directors warned: “The Concerned Directors wish to make clear that, in manipulation of proper governance processes, certain of these actions already have been approved by directors of the Company’s primary subsidiary. The Concerned Directors do not believe that the majority of the subsidiary’s directors are fully independent. In other instances, transactions have been approved by Board committees in order to sidestep a review by the full Board.” Id.

10. The Concerned Directors also specifically recognized the critical harm to shareholders’ voting rights and to the entire Company from the Director Defendants’ egregious misconduct. The Press Release explains:

The Concerned Directors understand that proposed amendments to executive compensation agreements might revise the definition of “Change of Control” to include the circumstance where “Vernon Hill ceases to be either the Chairman of the Board of Directors of the Company, or ceases to serve as the Chief Executive Officer of the Bank.”

The Concerned Directors strongly disagree with such amendments, which they believe would:

• Trigger costly change of control severance payments to key executives, including the Chief Financial Officer, Chief Credit Officer, the President and Chief Operating Officer, and the Chief Risk Management Officer; and

• Put retention of virtually the entire senior management team at risk.

These issues are especially significant given the Company is embattled with dissident shareholders who have nominated individuals for election to the Board at the Annual Meeting to replace Mr. Hill as well as Theodore Flocco and Barry Spevak, who comprise the majority of a three-member Compensation Committee, which would need to approve any executive compensation arrangement amendments.

The Concerned Directors believe any amendments to executive compensation agreements that would provide severance should Mr. Hill not win reelection to the Board are both punitive and potentially damaging to the Company and the Board. Such amendments must be tabled immediately to avoid Board entrenchment and a breach of fiduciary duties.

Adopting the aforementioned proposals could constitute serious legal violations, given that any thinly-veiled attempt to provide a management slate of nominees with an advantage and to undermine a dissident’s election and proxy efforts is inequitable and impermissible under Pennsylvania law. Significantly, adoption of these proposals would likely impose direct costs on all shareholders, some of them potentially irrevocable, by way of blatant self-dealing for personal benefit.

Id. (emphasis in original).

11. The Press Release closed with a plea to the Director Defendants and a stark warning to Company shareholders: “The Concerned Directors implore current Board members Vernon Hill, Theodore Flocco, Barry Spevak and Brian Tierney to do the right thing and forego proposing or acting on any material corporate actions, including those enumerated above, until after shareholders have spoken at the Annual Meeting. The Concerned Directors urge shareholders to take full heed of ongoing Company news and remain vigilant of the Board’s potentially destructive actions.” Id.

12. The fact that one-half of the Company’s Board members felt it necessary to raise their concerns publicly through the Press Release and the statements they made in the Press Release evidence that the Director Defendants are intent on pursuing fundamentally unfair transactions that will entrench Hill and completely disenfranchise the Company’s shareholders if the Court does not intervene.

13. The Court can and should act to prevent such imminent, irreparable harm, both for Republic First’s shareholders, and for market perception of judicial protection of franchise rights of all Pennsylvania corporations.

14. The Director Defendants’ inequitable conduct is in direct violation of settled law in Pennsylvania. Pennsylvania courts have long recognized and protected a shareholder’s right to vote as among the most fundamental rights and privileges of the ownership of corporate voting shares. The shareholder franchise is the bedrock of corporate democracy and director legitimacy, constituting the primary way, via election of directors, that owners of a corporation—the shareholders—control the direction that their corporation takes. Directors are not permitted to take actions that curtail or impede the efficacy of this fundamental right. The proposed revision to executive compensation agreements is a disproportionate and unreasonable burden on the voting rights of Republic First shareholders. Pennsylvania courts will look to the inequity of a corporate board’s actions and strike down unlawful measures that have as their purpose or effect the curtailment of shareholders’ fundamental voting rights. See Warehime v. Warehime, 777 A.2d 469, 478 (Pa. Super. Ct. 2001), rev’d on other grounds, 860 A.2d 41 (Pa. 2004); Jewelcor Mgmt., Inc. v. Thistle Grp. Holdings, Co., 60 Pa. D. & C. 4th 391, 406–07, 2002 WL 576457, at *3 (Pa. Ct. Com. Pl. 2002).

15. On their face, the employment agreement amendments are blatant acts of entrenchment that seek to disenfranchise the shareholders. That, without more, renders them invalid. This is not a change that the Director Defendants deliberated about and adopted on a “clear day,” when there was no known challenge to the Director Defendants’ incumbency.

There is no legitimate, and certainly no compelling, governance purpose for the Director Defendants’ actions. Pennsylvania law abhors such attempts to subvert corporate democracy.

16. This action seeks to remedy the Director Defendants’ inequitable and unlawful conduct intended to entrench themselves in office by depriving shareholders of their voting rights. Plaintiffs seek injunctive relief to stop the Company, through the Director Defendants, from engaging in illegal actions to the detriment of Plaintiffs and all Republic First shareholders.

17. Accordingly, by this action, Plaintiffs seek injunctive and declaratory relief to protect the shareholder franchise, including an order (i) declaring that any amendments to the Company’s executive employment agreements or plan to alter the definition of “Change of Control” or otherwise imposing rights or obligations tied to the outcome of the election of directors are invalid, (ii) enjoining the Company from engaging in any amendments to the executive employment agreements or plan until after the annual meeting, and (iii) precluding the Company from taking any other actions outside the ordinary course of business, including executing or extending any related-party agreements (such as one providing a retainer for a company owned by Hill’s wife for architecture, interior design and related services) or any agreements obligating the incurrence of expenses related to the opening of new branches and the renovation of existing branches, without the affirmative vote of a majority of the truly independent Company Board members.

THE PARTIES AND RELEVANT NON-PARTIES

18. Plaintiff George E. Norcross, III is the beneficial owner of 674,572 shares of common stock of the Company. Mr. Norcross is a successful businessman and Executive Chairman of Conner Strong & Buckelew Companies LLC, one of the nation’s 30 largest insurance, risk management and employee benefits brokerage and consulting firms. Mr. Norcross has been the head of Conner Strong & Buckelew and predecessor companies since founding the firm in 1979 in a basement office in Camden, New Jersey. Mr. Norcross has a long history with and deep knowledge about the banking industry and has served in the leadership of numerous charitable organizations.

19. Plaintiff Gregory B. Braca is the beneficial owner of 412,384 shares of common stock of the Company. Mr. Braca has years of experience in the banking industry and was the President and Chief Executive Officer of TD Bank, one of the largest banks in the country.

20. Plaintiff Philip A. Norcross is the beneficial owner of 400,000 shares of common stock of the Company. Phillip Norcross is also a trustee for the Avery Conner Capital Trust. Phillip Norcross is a public finance lawyer and the Managing Shareholder and Chief Executive Officer of Parker McCay P.A., and has previously served on the board of a federally chartered national bank and its holding company. The Avery Conner Capital Trust (the “Avery Trust”) is the beneficial owner of 4,219,627 shares of common stock of the Company.

21. Collectively, Plaintiffs and the Avery Trust are beneficial owners of 5,706,583 shares of common stock of the Company which amounts to approximately 9.6% of the Company’s outstanding shares. On February 25, 2022, Plaintiffs and the Avery Trust delivered a letter to the Board in which they sought a waiver under Article XII of the Company’s Articles of Incorporation to exceed 10% ownership of the Company’s shares while retaining all rights of the stock. A true and correct copy of the Form 13D/A filed by the Plaintiffs and containing the February 25 letter is attached as Exhibit C.

22. Defendant Republic First is a corporation incorporated under the laws of the Commonwealth of Pennsylvania, with its principal executive offices located in Two Liberty Place, in Philadelphia, Pennsylvania. Republic First is the holding company for Republic Bank. Republic First’s common stock is publicly traded on the Nasdaq stock exchange under the ticker symbol FRBK.

23. Defendant Vernon W. Hill, II, has been an investor in and consultant to Republic First since 2008, has served as a director since December 2016 and as the Company’s CEO (and CEO of Republic Bank) since February 2021. He was previously the Founder and Chairman of Commerce Bancorp, Inc., a retail bank headquartered in metro Philadelphia, which grew to 450 locations along the east coast before its sale in 2007.

24. Defendant Theodore J. Flocco, Jr., CPA, has been a director of the Company since June 2008. Mr. Flocco serves as the chairperson of the audit committee and a member of the compensation committee. According to the Company website, before his retirement from Ernst & Young LLP, Mr. Flocco was Senior Audit Partner. Mr. Flocco has had a decades-long relationship with Hill. Mr. Flocco’s son worked for a real estate company controlled by Hill and John P. Silvestri (described below).

25. Defendant Brian Tierney has served as a Company director since September 2011. Mr. Tierney serves as a member of the nominating committee. According to the Company website, he has served as President and Chief Executive Officer of Real Time Media since November 2010. He was publisher of the Philadelphia Inquirer and Daily News and CEO of its parent company, Philadelphia Media Holdings LLC, from June 2006 and August 2006, respectively, until October 2010. He previously served as Chairman and CEO of Tierney Holdings LLC, a private investment firm. Mr. Tierney has enjoyed a long and close friendship and business relationship with Hill dating back decades. Indeed, the business relationship between Tierney and Hill goes back to Commerce Bank, which used the public relations firm that Mr. Tierney founded. Tierney’s ties to Hill are well documented. A May 2006 Philadelphia Weekly article regarding Mr. Tierney’s role at the Philadelphia Inquirer described one Inquirer reporter’s “tussle with Tierney over some coverage she’d done of Commerce Bank founder Vernon Hill. ‘The job of shutting me up . . . fell to Brian Tierney, the local ad man and public-relations whiz who happens to be one of Hill’s dear friends. At lunch, Tierney made it clear he wasn’t being paid to bully me. This one, he was doing for free. He barked; I listened. I explained the role of a free press in a democratic society. He barked some more, complaining that I was picking on Hill.’” A true and correct copy of the Philadelphia Weekly article is attached as Exhibit D. Most recently, Hill approved the hiring of Mr. Tierney’s firm, Brian Communications, by Republic First, netting Mr. Tierney over $880,000 in related party transactions.

26. Defendant Barry Spevak has served as a Company director since April 2004. Mr. Spevak serves as the chairman of both the compensation committee and nominating committee and as a member of the audit committee. According to the Company website, he has also been a partner with Miller, Downey, Spevak, Kaffenberger, Limited, a certified public accounting firm, since 1991.

27. Director Defendants Vernon W. Hill, II, Theodore J. Flocco, Jr., Brian Tierney, and Barry Spevak comprise half of the incumbent Board.

28. Flocco and Tierney’s relationships with Hill preclude them from being considered independent directors under Pennsylvania law. The Concerned Directors have stated that Flocco, Tierney and Spevak are not independent.

29. Non-party directors of Republic First are the Concerned Directors—Harry Madonna, Andrew B. Cohen, Lisa Jacobs, and Harris Wildstein.

30. Mr. Madonna is the founder of the Company and previously served as the Company’s Chief Executive Officer, as well as Chief Executive Officer and Chairman of the Company’s subsidiary Republic Bank. On March 2, 2022, in a Form 8-K filed with the SEC, the Company reported that it would not renew Mr. Madonna’s employment agreement beyond the end of its current term – February 28, 2023. The Company offered no reason for that decision. A true and correct copy of the Company’s March 2 Form 8-K is attached as Exhibit E.

31. Mr. Cohen is chief investment officer and co-founder of Stamford, Connecticut-based Cohen Private Ventures, the investment firm for New York Mets owner Steve Cohen (no relation). Mr. Cohen is also on the board of the Mets, Laureate Education and the advisory board of Metro Bank, a United Kingdom bank previously headed by Hill. Before joining with the other Concerned Directors in issuing the Press Release, Mr. Cohen had served as a longtime financial backer and business partner of Hill. Mr. Cohen controls Cohen Private Ventures LLC, which owns 5,442,570 shares of the Company’s common stock, approximately 9.15% of the outstanding shares.

32. Ms. Jacobs is a partner at Stradley Ronon Stevens & Young, and previously was a partner at DLA Piper and Pepper Hamilton.

33. Mr. Wildstein is owner and officer of pre-settlement funding organization Lifeline Funding, which has been a long time shareholder of Republic First.

JURISDICTION AND VENUE

34. This Court has jurisdiction pursuant to 42 Pa. C.S. § 931(a).

35. Venue is proper in Philadelphia County because Republic First’s place of business is in Philadelphia County and certain of the acts giving rise to this suit took place in Philadelphia County.

FACTUAL BACKGROUND

A. The History of Republic First

36. Republic First was organized and incorporated under the laws of the Commonwealth of Pennsylvania in 1987 and is the holding company for Republic Bank.

37. Republic Bank operates through offices and branches in Philadelphia, Bucks, Delaware, and Montgomery Counties in Pennsylvania; Atlantic, Burlington, Camden, and Gloucester Counties in New Jersey; and New York County in New York.

38. According to the Company’s most recent Form 10-K filed with the SEC on March 11, 2021, beginning in 2008 when defendant Hill became “a major investor and consultant to” the Company, the Company made “an important and strategic shift in [its] business approach,”—“[a]s other banks began to turn toward automation for growth, Republic Bank took a different approach and chose not only to embrace advances in technology, but to also define itself by the personal touch.” A true and correct copy of excerpts from the Company’s Form 10-K is attached as Exhibit F.

39. To achieve its “transformation,” Republic First “recruited several key banking executives who had previously served in leadership roles at Commerce Bank, upon which this business model draws inspiration. With a strong management team in place, along with adequate capital resources to support this revitalized vision, [it] began to build a unique brand with the goal of establishing [itself] as a premier financial institution in the Philadelphia metropolitan area.” Id.

40. An important part of Republic Bank’s shifting vision “was the decision in 2010 to rebrand” its “stores” including renovating and remodeling the majority of its existing branches. It also implemented “an aggressive expansion plan which was given the title, ‘The Power of Red is Back.’” Id. Whatever Hill’s intentions with this plan, Republic Bank’s performance since Hill became its Chairman and Chief Executive Officer has generally been abysmal, as recounted below in paragraphs 59–63 describing Driver’s letters to the Board and SEC filings, and related Exhibits P, Q, R, S, and T.

41. This aggressive expansion plan has required a number of capital raises since 2010.

B. Hill’s History of Related Party Transactions and Bank Failures

42. Contrary to the glowing depiction set forth in the Company’s SEC filings, Hill’s career as a banker has been fraught with trouble, including investigations by banking regulators in both the United States and the United Kingdom, resulting in his resignation as CEO at the two prior banks he ran, Commerce Bancorp and Metro Bank.

43. Hill has a history of engaging in related-party transactions with family members, business partners and other associates in connection with the banks he has run and, in some cases, has failed to disclose those transactions until they were revealed by separate investigations.

44. For example, as reported by the Philadelphia Business Journal on March 4, 2022, Hill’s wife’s architectural firm, InterArch, “has been a thorny issue for [] Hill for many years. He resigned as chairman and CEO of Commerce Bancorp in 2007 after the Office of the Comptroller of the Currency [the ‘OCC’], the Federal Reserve Bank of Philadelphia and the Commerce board established governance to stop doing business with firms under the control of Hill’s family. Notable business dealings with insiders included property leases with entities in which [] Hill was a partner, and the purchase of services from [his wife’s] architectural design business. No charges were brought but Commerce agreed to be sold a few months later for $8.5 billion to TD Bank Group.” A true and correct copy of the March 4, 2022, Philadelphia Business Journal article is attached as Exhibit G.

45. The Courier-Post reported in July 2007 about Hill’s “ouster” from Commerce Bancorp, and the “probe by the [OCC] into real estate transactions between the bank, [Hill], his wife, brother, son and other insiders,” resulting in the bank incurring legal expenses of about $2.6 million. The article stated that Hill “stepped down last month as part of a cease-and-desist order issued by the government.” A true and correct copy of the July 2007 Courier-Post article is attached as Exhibit H.

46. On June 30, 2007, the Philadelphia Inquirer printed the headline: “Hill forced out at Commerce.” Among other things, the Inquirer reported that “[r]egulators said [Commerce] needed to purge itself of improper activity.” “According to three Commerce sources with direct knowledge, federal regulators presented bank executives and board members with two options: Remove founder and chief executive officer Vernon W. Hill II or face increased scrutiny, the kind that executives feared would cripple the bank’s growth.” A true and correct copy of the June 30, 2007, Philadelphia Inquirer article is attached as Exhibit I.

47. Even before that, in August 2002, the Courier-Post reported that Commerce Bancorp agreed to “stop doing business with the wife of founder [Hill] in response to claims the longtime relationship is a conflict of interest,” noting that in 2001 alone Commerce Bancorp had paid Ms. Hill $4.2 million “to design, maintain and furnish branches for the rapidly expanding bank.” The bank’s relationship with Ms. Hill went back “for more than 25 years, according to company filings with the [SEC].” A true and correct copy of the August 2002 Courier-Post article is attached as Exhibit J.

48. A February 2008 article from the Courier-Post tallied up the payments Commerce Bancorp had made to Ms. Hill’s design firm, InterArch, and reported that the sum was “more than $62 million in fees over the years.” Most troubling, Commerce Bancorp had indemnified InterArch for damages and legal fees it incurred in a wrongful termination action by DiMaria Construction Company, and had “not specifically disclosed” the payment to shareholders, rather describing the payments to InterArch in SEC filings as for “architectural / design fees” and “project management fees.” This resulted in a special litigation committee of the bank’s board instructing the bank to sue InterArch. A true and correct copy of the February 2008 Courier-Post article is attached as Exhibit K.

49. A MarketWatch article from June 29, 2007 detailed additional related party transactions Hill had engaged in through Commerce Bancorp. It read: “Commerce Bancorp CEO ousted amid scandal” and explained that Hill was leaving the bank “amid a scandal involving real-estate deals he and his family cut with the lender” that were ultimately the subject of an OCC cease-and-desist order. A true and correct copy of the June 29, 2007, MarketWatch article is attached as Exhibit L.

50. Hill’s woes with regulators recurred across the Atlantic with his next banking endeavor, Metro Bank, which he founded in the United Kingdom in 2010.

51. Again, Hill filtered millions of dollars (or, rather, pounds this time) to his wife and her firm InterArch from Metro Bank. As the Independent reported on April 12, 2018, “Metro Bank chairman faces rebellion after handing millions to wife’s company / Vernon Hill handed £21m to Shirley Hill’s architecture firm InterArch.” A true and correct copy of the April 12, 2018, Independent article is attached as Exhibit M.

52. As the Evening Standard later reported, Hill ultimately was forced to resign in 2019 when “Metro shares crashed 90% since a £900 million accounting error was revealed at the start of the year.” The accounting debacle resulted in a £5.4 million fine being assessed against the bank. A true and correct copy of the October 2, 2019 Evening Standard article is attached as Exhibit N.

53. Hill has also been actively engaged in innumerable business and other partnership arrangements with John P. Silvestri and affiliated companies and individuals. Hill identifies his address in official Company and SEC regulatory filings as the same address as Mr. Silvestri and his organization. Hill, Mr. Silvestri and their related organizations and entities over the years have profited in the tens of millions of dollars through both reported and unreported related-party transactions. Those transactions related to, among other things, real estate commissions, title agency fees, lease transactions and similar matters. Many of those related-party transactions were not disclosed and, in fact, only reported after regulatory officials and others made inquiries.

54. Director Defendants Flocco and Tierney have both enjoyed decades-long financial and business relationships with Hill (paragraphs 24–25 above) and Mr. Silvestri.

55. Hill’s history of related-party transactions at Commerce Bank and Metro Bank continued unabated at Republic Bank despite the prior regulatory scrutiny those transactions invited.

56. From Republic First’s SEC filings, since 2009, the Company has paid over $5.3 million to Ms. Hill’s company InterArch, over $1 million to Glassboro Properties, LLC, a commercial real estate firm in which Hill has an ownership interest, and $888,000 to Brian Communications, a strategic communications agency run by Director Defendant Tierney. A chart detailing the payments over the years as reported in Republic First’s SEC filings is attached as Exhibit O.

C. Since Late 2021, the Company Has Been Facing Proxy Contests

57. Since early December 2021, unsatisfied with Hill’s leadership of Republic First and concerned that the Board has failed to exercise sufficient oversight, several significant investors in the Company have publicly reported their efforts to remove Hill from the Board and elect a slate of new independent directors to replace several of the incumbent directors up for reelection this year at the Company’s annual meeting.

58. As discussed above, on December 9, 2021, Republic First filed a Form 8-K with the SEC announcing it had received a letter from Driver, an investment management company that owns approximately 674,260 shares of the Company’s stock, disclosing Driver’s intent to nominate an alternative slate of candidates as directors in connection with the Company’s 2022 annual meeting. Exhibit A.

59. Before the Company ever disclosed Driver’s intentions, Driver attempted to convince the Board to terminate Hill and reverse course on Hill’s plans for the Company.

60. In particular, on October 29, 2021 Driver sent a letter to the Company’s Board, detailing several reasons it believed the removal of Hill as the Company’s Chairman and CEO was in the Company’s best interest (the “October 29 Letter”). A true and correct copy of the October 29 Letter is attached as Exhibit P. Among other things, Driver identified the following reasons for Hill’s dismissal: (a) the Company’ financial performance since Hill’s appointment has been abysmal; (b) Hill planned a capital raise that would be disastrous and have a dilutive impact on shareholders; and (c) Hill’s “primary objective . . .seems to be to serve Mr. Hill’s inflated ego.” Driver’s letter concluded:

Mr. Hill has had close to five years to demonstrate that The Power of Red is capable of creating shareholder value and has failed miserably. It is time for the Board to stop serving as Sancho Panza to Mr. Hill’s Don Quixote; further pursuing The Power of Red makes as much sense as tilting at windmills and the Board should take immediate steps to preserve, protect and—incredibly—increase shareholder value.

At best, Mr. Hill’s record for delivering value to investors at his previous banks is 1-1; unfortunately, that record is well on its way to 1-2. However, Mr. Hill’s record for being removed as chairman and CEO is 2-0; you may well consider making it 3-0.

Id.

61. Driver followed up this letter with two additional letters, on November 1, 2021 and November 8, 2021. True and correct copies of the November 1, 2021, and November 8, 2021, letters are attached as Exhibits Q and R, respectively. In its November 1 letter, Driver again made Hill’s underperformance clear: “FRBK’s return on common equity for the quarter ended September 31, 2021 was 5.70%; for the same period the return on common equity for all banks included in the Russell 2000 Index was 11.69%. To put it bluntly, regardless of any increase in earnings, FRBK’s profitability sucks.” Ex. Q.

62. Unable to convince the Board of its position informally, on December 9, 2021, Driver filed a Schedule 14A with the SEC (the “Driver Schedule 14A”). A true and correct copy of the Driver Schedule 14A is attached as Exhibit S. The Driver Schedule 14A noted:

Like many shareholders, we are concerned with Republic First Bancorp’s decision to pursue a highly dilutive capital raise to support its flawed business model. To be completely blunt, we saw what happened at Metro Bank plc and hope to avoid a similar outcome at Republic First Bancorp. It is abundantly clear to us that Vernon Hill, the Company’s Chairman and CEO, is intent on pursuing a business plan that we think is highly likely to continue to destroy shareholder value and that the Board is unwilling or unable to oversee Mr. Hill, despite the obvious damage previous capital raises caused shareholders.

We are confident that Mr. Hill’s tenure at Metro, relationships with bank regulators and decades-long track record of related party transactions are, by now, well known to bank investors. While Mr. Hill in many ways revolutionized retail banking, we view his fanatical, inflexible and intransigent commitment to a business model that has failed to adapt to current market dynamics and economic conditions as neither in the best interests of the Company, nor its shareholders. Given the current Board’s apparent unwillingness to halt what looks like Mr. Hill’s inexorable march down the path of shareholder value destruction, we recently nominated three highly-qualified and independent candidates – Peter B. Bartholow, Pamela D. Bundy and Richard H. Sinkfield III – for election to the Board at next year’s Annual Meeting. We believe that our diverse slate possesses the right mix of banking experience, capital markets acumen and corporate governance knowhow. It is time to reset the balance of power and restore credibility atop Republic First Bancorp.

Id.

63. On January 14, 2022, Driver filed a Form PREN14A preliminary proxy statement with the SEC, providing further detail on the reasons for Driver’s efforts to elect a slate of three new independent directors to replace the three incumbent directors up for reelection at the 2022 annual meeting. Driver’s Form PREN14A highlighted the fact that the Company’s total shareholder return (as of December 31, 2021) since Hill became Chairman in December 2016 was an astonishing -30.47%, and -7.83% since Hill took on the CEO role in February 2021. For comparison, the Dow Jones U.S. Micro Cap Banks Index produced a total shareholder return over the same periods of 62.68% and 26.09% respectively. A true and correct copy of the Form PREN14A is attached as Exhibit T.

64. On January 31, 2022, Plaintiffs and the Avery Trust filed a Form 13D with the SEC, disclosing that they collectively beneficially owned 3,910,921 shares of common stock, or approximately 6.6% of the Company’s outstanding shares. A true and correct copy of the Form 13D is attached as Exhibit U. That Form 13D, like Driver’s SEC filings, noted Plaintiffs’ concerns about the direction of the Company under Hill’s leadership and the need for Hill’s ouster as CEO. Id.

65. In particular, the Form 13D stated:

We also believe that, with the ability to provide input to the Board, we can begin to help the Company unlock value immediately through the Company making specific changes in its leadership. The severe lag in total return to shareholders over a prolonged period demonstrates the need for this. We believe that Mr. Gregory Braca, the former President and CEO of TD Bank and current President and CEO of General American Capital, LLC, would be an outstanding candidate to be hired as CEO of the Company. . . We would also suggest that shareholders would well receive any action the Board might undertake to add additional independent directors and create a more diverse and independent Board.

Id.

66. Through several subsequent acquisitions, as they reported in a Form 13D/A filed with the SEC on February 10, 2022, Plaintiffs’ and the Avery Trust’s beneficial ownership increased to a total of 5,706,583 shares of common stock, or approximately 9.6% of the Company’s outstanding shares. A true and correct copy of the February 10, 2022 Form 13D/A is attached as Exhibit V.

67. In the February 10, 2022 Form 13D/A filing, Plaintiffs and the Avery Trust also publicly announced that they intended to, “independently and at [their] own cost, file appropriate proxy materials and engage in activities that may constitute solicitation under the SEC’s proxy rules in opposition to the Issuer’s three Class III director nominees, which the Group expects to be the current Class III directors (Vernon W. Hill, II, Barry L. Spevak and Theodore J. Flocco, Jr.), and in support of the candidates (Peter B. Bartholow, Pamela D. Bundy and Richard H. Sinkfield III) nominated by Driver . . . for election as Class III directors at the Issuer’s 2022 annual meeting . . . .” Id.

68. On February 17, 2022, Plaintiffs and the Avery Trust filed yet another Form 13D/A with the SEC, publicly reporting that the previous day, Plaintiff George Norcross “submitted a demand to the Issuer (the ‘Books and Records Demand’) to inspect the books and records of the Issuer made pursuant to Section 1508 of the Pennsylvania Business Corporation Law. As stated in the Books and Records Demand, the purpose of making such demand is to allow the Reporting Persons to communicate with fellow shareholders of the Issuer and to determine whether the Board properly discharged its duties with respect to related party transactions.” The February 17, 2022 Form 13D/A and the Books and Records Demand are attached as Exhibits W and X, respectively.

69. On March 2, 2022, the Company, through counsel, responded to the Books and Records Demand with a letter promising to provide certain documents only after execution of a proposed confidentiality agreement. A true and correct copy of the Company’s response letter is attached as Exhibit Y. As of the date of the filing of this Complaint, the Company has yet to provide any documents to Plaintiff George Norcross in response to the Books and Records Demand.

70. On March 7, 2022, Plaintiff George Norcross sent a supplemental books and request to the Company seeking additional information about the Company’s related-party transactions with the Director Defendants, including Hill, his wife, and his wife’s company. As of the date of the filing of this Complaint, the Company has yet to respond to this supplemental request. A true and correct copy of the supplemental books and records request is attached as Exhibit Z.

71. Last week, Plaintiffs and the Avery Trust also once again requested approval from the Board to exceed the 10% stock ownership cap in the bank’s articles of incorporation, which is still another protection device for an incumbent board and management. Again, as of the date of filing of this Complaint, the Company has not responded to that request.

D. The Concerned Directors Alert Shareholders of the Board’s Wrongdoing

72. With two groups of significant shareholders calling for Hill’s removal as CEO and his replacement on the Board (along with the replacement of two of the other Director Defendants), the four embattled Director Defendants apparently sought to implement plans designed to entrench themselves and undermine the shareholders’ rights to vote for the alternative slate by making it prohibitively expensive (and potentially destructive) to the Company.

73. Plaintiffs and the other shareholders of the Company would have been none the wiser had it not been for the unprecedented action taken by the non-defendant Concerned Directors.

74. In particular, as discussed above, on March 4, 2022, the Concerned Directors issued a press release warning shareholders about proposals that were being implemented improperly by the other four members of the Board—the Director Defendants. Press Release, Ex. B.

75. As reported by the Philadelphia Business Journal on March 4, 2022, in an article entitled “Half of Republic First board members take aim at CEO Vernon Hill, fellow directors,” “Vernon Hill has spent recent months fending off two separate activist investor groups that are not happy with the way he’s running Republic First Bancorp. Now he is being opposed from within, as four of eight members of the Philadelphia-based bank’s board of directors are trying to dissuade the chairman and CEO and three board allies from continuing to implement certain strategies until after a proxy vote at this spring’s annual meeting.” Ex. G.

76. “The four board ‘concerned directors,’ as they called themselves in a statement Friday, are Harry Madonna, Andrew B. Cohen, Lisa Jacobs and Harris Wildstein. Madonna founded the bank and served as chairman and CEO before Hill took over those roles in 2016 and 2021 respectively—after Madonna originally brought Hill on board in 2008 as a financial and strategic advisor.” Id.

77. “In a lengthy news release, the concerned directors took aim at Hill and three board members closely aligned with him—[Director Defendants] Theodore Flocco, Barry Spevak and Brian Tierney. They said they want to keep those four board members from ‘proposing or approving actions that the concerned directors believe would be harmful to the company and a number of constituent groups, which might destroy shareholder value.’” Id.

78. “Specifically, they want the following proposals tabled until after [the] 2022 annual meeting:

• Extension of a contract to have a company owned by Hill’s wife, Shirley, handle architecture, interior design and related services for the bank’s branches;

• Agreements obligating the incurring [of] expenses related to the opening of new branches and the renovation of existing ones;

• And what they termed as ‘most critically,’ proposed amendments to certain employment contracts that would provide significantly augmented severance payments to, and risk retention of, key executives should Hill be voted off the company’s board at the upcoming annual meeting or cease to serve as CEO.”

Id.

79. As the Philadelphia Business Journal article explains, quoting the Press Release, “‘[t]he concerned directors wish to make clear that, in manipulation of proper governance processes, certain of these actions already have been approved by directors of the company’s primary subsidiary,’ Madonna’s group said. ‘The concerned directors do not believe that the majority of the subsidiary’s directors are fully independent. In other instances, transactions have been approved by board committees in order to sidestep a review by the full board.’” Id.

80. The most dire warning, as the Concerned Directors themselves note, relates to the proposed amendments to executive employment agreements. The Concerned Directors have revealed that the Director Defendants are seeking to define a change of control to include any situation where Hill is no longer both the Chairman and CEO of Republic First, an event that would occur if the proxy contest is successful.

81. The proposed amendments the Director Defendants are seeking to implement “would trigger costly change of control severance payments to key executives, including CFO Frank Cavallaro, Chief Credit Officer Jay Neilon, Chief Operating Officer Andrew Logue and Chief Risk Officer Tracie Young. [The Concerned Directors] added it would put retention of virtually the entire senior management team at risk.” Id.

82. “The [Concerned Directors] said those issues are especially significant given the company is facing two sets of dissident shareholders who support a different slate of three candidates to oppose the board members up for reelection—Hill, Flocco and Spevak. Those three happen to comprise the majority of the three-member compensation committee, which would need to approve any executive compensation arrangement amendments.” Id.

83. The Concerned Directors themselves identified the Director Defendants’ actions as an improper and illegal effort at entrenchment and a violation of shareholder voting rights, contrary to Pennsylvania law—“‘The concerned directors believe any amendments to executive compensation agreements that would provide severance should Mr. Hill not win reelection to the board are both punitive and potentially damaging to the company and the board . . . . Such amendments must be tabled immediately to avoid board entrenchment and a breach of fiduciary duties.’” Id.

84. “They went on [to] say that adopting the proposals could constitute serious legal violations, given that any thinly veiled attempt to provide a management slate of nominees with an advantage and to undermine a dissident’s election and proxy efforts is inequitable and not permissible under Pennsylvania law. ‘Adoption of these proposals would likely impose direct costs on all shareholders, some of them potentially irrevocable, by way of blatant self-dealing for personal benefit.’” Id.

85. The Press Release ended with a clarion call to shareholders to take action. “The concerned directors urge shareholders to take full heed of ongoing company news and remain vigilant of the board’s potentially destructive actions.” Ex. B.

86. Plaintiffs are heeding that call with this Complaint.

87. There is no legitimate basis to alter executive employment agreements to define a “Change of Control” of the Company as the ouster of its Chairman and CEO. If successful, the proxy contest would only result in the replacement of a minority of the Company’s directors (three of eight) under the Company’s “staggered vote” scheme. This is not a change of control of the Company.

88. As the Concerned Directors note, the amendments to the employment agreements are clearly designed to give an advantage to the Company’s slate of candidates for the Board and prevent shareholders from freely exercising their voting rights for fear that voting against the incumbent directors will result in serious harm to the Company from the payment of significant severance packages, but more importantly, the potential loss of the entire management team.

89. On their face, the amendments to the employment agreements impose a substantial financial penalty on the Company that depends entirely upon the outcome of the shareholder vote on the election of directors. These provisions serve no business, operational or governance purposes, and only benefit and entrench Hill and the other Director Defendants, while disenfranchising the shareholders they are supposed to protect.

90. The proposed amendments to the employment agreements are only the most egregious example of the Director Defendants’ overreaching defensive measures taken to entrench themselves at the expense of the franchise of the Company’s shareholders. In addition to that improper action, the Director Defendants have refused to grant Plaintiffs an exception to the bylaws to allow them to purchase more of the Company’s shares and, as of this time, have failed to schedule the 2022 annual meeting where the Company’s annual shareholder meetings have historically taken place in April.

91. By their actions, the Director Defendants have completely deprived the Company’s shareholders of their rightful voice in the governance of the Company, thwarted the franchise of all Company shareholders, and sown chaos and confusion into the market. In these circumstances, the Director Defendants’ actions constitute irreparable harm warranting the imposition of injunctive relief.

COUNT I:

(Declaratory and Injunctive Relief: Violation of Shareholder Voting Rights)

92. Plaintiffs incorporate by reference the foregoing paragraphs as if set forth fully herein.

93. The right to vote is among the most fundamental rights of ownership of voting shares. See Reifsnyder v. Pittsburgh Outdoor Advert. Co., 173 A.2d 319, 322 n. 8 (Pa. 1961). The right to vote helps ensure corporate democracy, the principle that the owners of a corporation should control the direction that their corporation takes. Warehime, 777 A.2d at 481. While the business judgment rule affords directors leeway in decisions they make in good faith and with due care, and while directors may consider constituencies other than the shareholders, neither provision can validate corporate actions designed to undermine shareholders’ voting rights. Id. at 480.

94. The Director Defendants have amended or intend to amend the employment agreements of the Company’s key executives to alter the definition of a “Change of Control” as a defensive response to Driver’s proxy contest and Plaintiffs’ public support of Driver’s board slate. The executive compensation amendments are an unreasonable and disproportionate burden on the shareholder franchise. In proposing to amend the executive employment agreements, the Director Defendants acted for the purpose of entrenchment and impermissibly interfered with the shareholder franchise without any legitimate justification for their actions.

95. As such, the Director Defendants’ actions are inequitable and impermissible under Pennsylvania law. Accordingly, any attempt to amend the executive employment agreements to alter the “Change of Control” definition are invalid and have no force or effect, and the Company must be precluded from adopting or implementing any such amendments.

96. Plaintiffs seek relief pursuant to 42 Pa. C.S. §§ 7531 et seq. because there is an immediate and actual controversy between the parties, and Plaintiffs seek to remedy a threat to their legal rights.

97. Plaintiffs have no adequate remedy at law.

COUNT II:

(Declaratory and Injunctive Relief: Section 1105 Fundamentally Unfair Transactions)

98. Plaintiffs incorporate by reference the foregoing paragraphs as if set forth fully herein.

99. Under Section 1105 of Pennsylvania’s Business Corporation Law, a shareholder is entitled to seek equitable relief to prevent or reverse a transaction that is fundamentally unfair. Barter v. Diodoardo, 771 A.2d 835, 839 (Pa. Super. Ct. 2001).

100. The Director Defendants’ actions to hinder the shareholders’ rights to vote at the 2022 annual meeting for Driver’s alternative slate of candidates through defensive entrenchment measures are fundamentally unfair transactions that violate Pennsylvania law and serve no legitimate business purpose. As such, these actions cause irreparable harm.

101. Plaintiffs seek relief pursuant to 42 Pa. C.S. §§ 7531 et seq. because there is an immediate and actual controversy between the parties, and Plaintiffs seek to remedy a threat to their legal rights.

102. Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs request that this Court enter an Order:

A. declaring that the Director Defendants’ actions in adopting any amendments to the executive employment agreements to revise the definition of “Change of Control” are inequitable and impermissible under Pennsylvania law and that, accordingly, any such amendments are invalid and have no force or effect;

B. declaring that the Director Defendants’ actions in adopting any amendments to the executive employment agreements to revise the definition of “Change of Control” violate shareholder voting rights and are therefore impermissible under Pennsylvania law;

C. preliminarily and permanently enjoining Republic First and the Director Defendants from implementing any amendments to the executive employment agreements to revise the definition of “Change of Control” or adopting any other measure that has the effect of impeding, thwarting, frustrating, or interfering with shareholders’ voting rights;

D. preliminarily and permanently enjoining Republic First and the Director Defendants from (i) making any amendments to the executive employment agreements or to the executive compensation plan until after the annual meeting, or (ii) taking any other actions outside the ordinary course of business, including executing or extending any related-party agreements (such as one providing a retainer for a company owned by Hill’s wife for architecture, interior design and related services) or any agreements obligating the incurrence of expenses related to the opening of new branches and the renovation of existing branches, without the affirmative vote of the majority of the truly independent Company Board directors;

E. awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

F. granting Plaintiffs such other and further relief as this Court may deem just and proper.

Dated: March 8, 2022

/s/ Adrian R. King, Jr.

Adrian R. King, Jr. (PA No. 69315)

M. Norman Goldberger (PA No. 28241)

Laura E. Krabill (PA No. 76879)

Timothy D. Katsiff (PA No. 75490)

BALLARD SPAHR LLP

1735 Market Street, 51st Floor

Philadelphia, PA 19103-7599

215.864.8622

kinga@ballardspahr.com

goldbergern@ballardspahr.com

krabilll@ballardspahr.com

katsifft@ballardspahr.com

Attorneys for Plaintiffs

OF COUNSEL:

Brian T. Frawley

SULLIVAN & CROMWELL LLP

125 Broad Street

New York, NY 10004-2498

212.558.4000

frawleyb@sullcrom.com

CERTIFICATE OF COMPLIANCE

I certify that this filing complies with the provisions of the Case Records Public Access Policy of the Unified Judicial System of Pennsylvania that require filing confidential information and documents differently than non-confidential information and documents.

Dated: March 8, 2022	/s/ Adrian R. King, Jr.
Adrian R. King, Jr.